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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person*

Radcliffe                            Donald                 S.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

575 Madison Avenue, Suite 1006
--------------------------------------------------------------------------------
                                    (Street)

New York                             NY                   10022
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol


SVI Holdings, Inc. (SVI)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

01/1999
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7. Individual or Joint/Group Filing (Check applicable line)

   [ X] Form filed by one Reporting Person
   [  ] Form filed by more than one Reporting Person




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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                        6.
                                                         4.                              5.             Owner-
                                                         Securities Acquired (A) or      Amount of      ship
                                            3.           Disposed of (D)                 Securities     Form:     7.
                                            Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                              2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                            Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security             Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                    (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                  01/04/99       M               20,000      A      $ 0.30                  D&I       Note 1
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                  01/04/99       G        V       2,500      D      $    0   242,700        D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                  01/04/99       G        V       2,500      D      $    0   116,500        I         By spouse
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                  01/08/99       S                  500      D      $11.00    21,050        I         Represents 50% of
                                                                                                                  shares sold by
                                                                                                                  DG Investors, a
                                                                                                                  a general
                                                                                                                  partnership
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                  01/08/99       S                  500      D      $11.875   21,050        I         Represents 50% of
                                                                                                                  shares sold by
                                                                                                                  DG Investors, a
                                                                                                                  a general
                                                                                                                  partnership
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                  01/11/99       S                1,000      D      $12.8125  19,500        I         By Madison Avenue
                                                                                                                  Leasing
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                  01/11/99       S                1,500      D      $12.5625 116,500        I         By spouse
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                  01/12/99       S                  500      D      $13.0625  19,500        I         By Madison Avenue
                                                                                                                  Leasing
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                  01/12/99       S                  232      D      $13.125    3,016        I         Represents 23.2%
                                                                                                                  of shares sold by
                                                                                                                  Radcliffe
                                                                                                                  Investment
                                                                                                                  Partners I, a
                                                                                                                  limited
                                                                                                                  partnership
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                  01/13/99       S                1,000      D      $10.50   242,700        D
------------------------------------------------------------------------------------------------------------------------------------

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============================================================================================================================

* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Options to Purchase $0.30    01/04/99 C               20,000 11/3/95 11/2/2000 Common    20,000  N/A      5,000      I     By
                                                                               Stock                                       Radcliffe
                                                                                                                           &
                                                                                                                         Associates,
                                                                                                                           Inc.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:
Note 1

As disclosed on Table II, Radcliffe & Associates, Inc., a corporation wholly-owned by Donald S. Radcliffe, exercised options to purchase 20,000 shares. The shares were distributed by Radcliffe & Associates as follows:

8,000 shares to Donald S. Radcliffe, 8,000 shares to Mr. Radcliffe's spouse and 4,000 shares to Radcliffe Investment Partners I, a limited partnership.

       /s/ Donald S. Radcliffe                                   2/5/99
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.


                                  Page 2 of 2